Exhibit 99.1

SDLP—Seadrill Partners LLC closes the tender rig T15 transaction

London, United Kingdom, May 17, 2013 – We refer to the press release dated May 7, 2013, which announced the transaction to acquire the T-15 Tender rig.

Seadrill Partners LLC (NYSE: SDLP) (“Seadrill Partners” or the “Company”) has today completed the previously announced transaction to acquire the T-15 tender rig from Seadrill Limited (“Seadrill”).

The agreed upon acquisition is for a total purchase price of US$210 million, less approximately US$100 million of debt outstanding under the credit facility secured by the T-15. The balance of the purchase price is being financed with vendor financing provided by Seadrill in the form of a loan in the amount of approximately US$110 million.